SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1 Standard form for notification of major holdings
NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Ryanair Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify):

3. Details of person subject to the notification obligation:
Name: The Capital Group Companies, Inc.			City and country of registered office (if applicable): Los Angeles, USA
4. Full name of shareholder(s) (if different from 3.): See Box 10
5. Date on which the threshold was crossed or reached: 26 May 2022
6. Date on which issuer notified: 30 May 2022
7. Threshold(s) that is/are crossed or reached:

The Capital Group Companies, Inc. decreased below 9.00% of total voting rights outstanding. Capital Research and Management Company decreased below 9.00% of total voting rights outstanding.

8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)		Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	8.83%	0.00%	8.83%		1,134,528,528
Position of previous notification (if applicable)	9.94%	0.00%	9.94%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct	Indirect		Direct	Indirect
US7835132033 Depository Receipt		98,043,520			8.64%
IE00BYTBXV33 Ordinary Shares		2,102,381			0.19%
IE00BYTBXV33 Depository Receipt		3,442			0.00%

SUBTOTAL A	100,149,343			8.83%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted		% of voting rights
N/A
		SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
Rights to recall lent shares of Depository Receipt	N/A	N/A	Physical settlement	100 Depository Receipt shares or 500 votes on a converted basis	0.00%

			SUBTOTAL B.2	500	0.00%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):
[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

[X] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Capital Research and Management Company	8.83%		8.83%
Capital International, Inc.
Capital Group Private Client Services, Inc.
Capital International Sarl
Capital International Limited
Total	8.83%		8.83%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date].

12. Additional information:

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients. CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K, and Capital Group Private Client Services, Inc. CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients. CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.
Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Done at Los Angeles on 27 May 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 May, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary